FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 29, 2017

Ger. Gen. No. 14/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref. SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized I hereby inform you of the following significant event: the Board of Directors of Enel Américas S.A., in a session held on June 27, 2017, and in accordance with article 147 of the Chilean Companies Act Law 18,046, decided to introduce certain modifications to its Related-party transaction policy (política de habitualidad) and has approved a revised text of said policy as follows:

1.-  Financial transactions with related parties and which under the name of a commercial current account and/or financial loans are entered into in order to optimise the cash management of the respective companies are considered habitual.

2.-  Transactions of a financial nature or of financial intermediation that the Company normally carries out with related parties consisting of banking entities or subsidiaries of such banking entities, such as fixed or variable income financial investments, the purchase and sale of foreign currencies, financial derivatives, swaps, repurchase agreement (repo), term deposits, overdraft facilities, promissory note loans, letters of credit, performance bonds, stand-by letters of credit, forwards contracts, exchange rate hedge, options and futures, operations related to the Company’s current accounts or other habitual financial operations carried out by the Treasury Department of Enel Américas S.A. are considered habitual.

3.-  Transactions with related parties related to IT services, infrastructure services, data centre, micro-informatics, software and hardware and in general data management.

4.-  Transactions with related parties related to financial management, management services and other similar ones, consisting, among others, of accounting, financial reporting, fixed assets, purchase and sale ledgers, treasury and banks, taxation advisory services, insurance, procurement, controllership and internal audit.

5.-  Shareholding or capital acquisition or sale transactions of the Company’ subsidiaries or affiliates or, in general, companies in which the Company has a direct or indirect participation held with related companies, in order to proceed to corporate or asset restructuring, and which do not exceed 5% of the company’s capital share in relation to which the transaction is taking place.

                Sincerely yours,

Luca D'Agnese

Chief Executive Officer

Cc      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago – Bondholders’ Representative

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Committee)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: June 30, 2017